Filed Pursuant to Rule 433
Registration Statement Number 333-180300-03
Fact Sheet (J277)
July 24, 2012

Credit Suisse – Capped Knock-Out Notes due August 14, 2013 Linked to the S&P 500® Index

Trade Details and Characteristics

Issuer:              Credit Suisse AG ("Credit Suisse") Nassau Branch
Pricing Date:        Expected to be July 27, 2012.
Settlement Date:     Expected to be August 1, 2012.
Underlying:          S and P 500 Index
Payment at Maturity: A cash payment at maturity per $1000 principal amount of notes equal to $1000 + the product of
                     $1000 and:

o if a Knock-Out Event has not occurred and:

 o the Underlying Return is less than or equal to the Contingent Minimum
Return, the Contingent Minimum Return;

 o the Underlying Return is greater than the Contingent Minimum Return but less than the Maximum Return, the Underlying Return;

 o the Underlying Return is equal to or greater than the Maximum Return, the
Maximum Return.

o if a Knock-Out event has occurred, the lesser of (i) the Underlying Return and (ii) the

 Maximum Return.

Knock-Out Event:    A Knock-Out event occurs if, on any trading day during the Monitoring Period, the closing level of the Underlying is less than the Initial Level by more than the Knock-Out Buffer Amount.
Knock-Out Buffer    Expected to be 20.0% (to be determined on the Pricing Date).
Amount:
Monitoring Period:  The period from but excluding the Pricing Date to and including the Valuation Date.
Underlying Return:  (Final Level -- Initial Level) / Initial Level
Maximum Return:     Expected to be 15.0% (to be determined on the Pricing Date).
Contingent Minimum  Expected to be 8.35% (to be determined on the Pricing Date).
Return:
Initial Level:(*)   The closing level of the Underlying on the Pricing Date.
Final Level:        The closing level of the Underlying on the Valuation Date.
Valuation Date:([]) August 9, 2013
Maturity Date:([])  August 14, 2013
Fees:               J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents. The placement agents will receive a fee from Credit Suisse or one of our affiliates that will not exceed
                    $10.00 per $1,000 principal amount. Certain fiduciary accounts will pay a purchase price of
                    $990.00 per $1,000 principal amount, and the placement agents with respect to sales made to such accounts will forgo any fees.

Return Profile

[] If a Knock-Out  Event does not occur, at maturity investors will be entitled to receive the principal amount of their notes  and will have the opportunity to participate in the appreciation of the Underlying, if any, subject to the
Maximum Return, which will be at least 15.0%  (to be determined on the Pricing
Date) and the Contingent Minimum Return, which will be at least 8.35%  (to be determined on the Pricing Date). Any payment on the notes is subject to our ability to pay our obligations as they become due.
[] If a Knock-Out  Event occurs and the Final Level is greater than the Initial
Level, investors will participate in any appreciation of the Underlying, subject to the Maximum Return.  If a Knock-Out Event occurs and the Final Level is less than the Initial Level, investors will be fully exposed to any depreciation of the Underlying.  You could lose your entire investment.

Product Risks

[] Investment may result in a loss of up to 100% of your investment.  If a
Knock-Out  Event occurs and the Final Level is less than the Initial Level, you will lose 1% of your principal for each 1% decline in the Final Level compared to the Initial Level.
[] The notes do not pay interest.

(continued on the next page)

Hypothetical Payment at Maturity**

Hypothetical Payment At Maturity

           Return on the     Payment at     Return on the     Payment at
           Notes if Knock- Maturity (Knock- Notes if Knock- Maturity (Knock-
Underlying   Out Event     Out Event does   Out Event does  Out Event does
 Return    does not Occur    not Occur)         Occur           Occur)
---------- --------------- ---------------- --------------- ----------------
  40.0%        15.0%          $1,150.00         15.0%          $1,150.00
  30.0%        15.0%          $1,150.00         15.0%          $1,150.00
  20.0%        15.0%          $1,150.00         15.0%          $1,150.00
  10.0%        10.0%          $1,100.00         10.0%          $1,100.00
  8.35%        8.35%          $1,083.50         8.35%          $1,083.50
  5.0%         8.35%          $1,083.50          2.0%          $1,020.00
---------- --------------- ---------------- --------------- ----------------
  0.0%         8.35%          $1,083.50          0.0%          $1,000.00
  -5.0%        8.35%          $1,083.50         -5.0%           $950.00
  -10.0%       8.35%          $1,083.50         -10.0%          $900.00
  -15.0%       8.35%          $1,083.50         -15.0%          $850.00
  -20.0%       8.35%          $1,083.50         -20.0%          $800.00
  -25.0%        N/A              N/A            -25.0%          $750.00
  -40.0%        N/A              N/A            -40.0%          $600.00
 -100.0%        N/A              N/A           -100.0%           $0.00
---------- --------------- ---------------- --------------- ----------------

** The graph and the table illustrate the hypothetical Payments at Maturity for a $1,000 principal amount of notes for a hypothetical range of performance of the Underlying assuming a Knock-Out Buffer Amount of 20.0%, a Maximum Return of
15.0% and a Contingent Minimum Return of 8.35% (each of which will be determined on the Pricing Date). These hypothetical results set forth above are for illustrative purposes only. The actual payment at maturity will be based on the Final Level and on whether a Knock-Out Event occurs. Any payment on the notes is subject to our ability to pay our obligations as they come due. The numbers above have been rounded for ease of analysis.

J.P. Morgan
Placement Agent

* In the event that the closing level of the Underlying is not available on the Pricing Date, the Initial Level will be determined on the immediately following trading day on which a closing level is available.

† Subject to postponement as described in the applicable pricing supplement and product supplement.

Product Risks (continued)

•
Although the return on the notes will be based on the performance of the Underlying, the payment of any amount due on the notes is subject to the credit risk of Credit Suisse. Investors are dependent on our ability to pay all amounts due on the notes and, therefore, investors are subject to our credit risk.

•
Regardless of whether a Knock-Out Event occurs, if the Final Level is greater than the Initial Level, for each $1,000 principal amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Underlying, which may be significant. We refer to this percentage as the Maximum Return, which will be set on the Pricing Date and will not be less than 15.0%. Accordingly, the maximum amount payable at maturity is expected to be $1,150 per $1,000 principal amount of notes. Any payment on the notes is subject to our ability to pay our obligations as they become due.

•
If the closing level of the Underlying on any trading day during the Monitoring Period is less than the Initial Level by more than the Knock-Out Buffer Amount of 20.0%*, you will not be entitled to receive the Contingent Minimum Return of 8.35%* on the notes and you will be fully exposed at maturity to any depreciation in the Underlying. * The actual Knock-Out Buffer Amount and the actual Contingent Minimum Return on the notes will be set on the Pricing Date and will not be less than 20.0% and 8.35%, respectively.

•
The original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. You should be willing and able to hold your notes to maturity.

•	As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities included in the Underlying.

•
The notes will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes when you wish to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse (or its affiliates) is willing to buy the notes.

•
We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

•
In addition to the closing level of the Underlying during the Monitoring Period, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including whether the closing level of the Underlying has decreased, as compared to the Initial Level by more than the Knock-Out Buffer Amount, the expected volatility of the Underlying, the time to maturity of the notes, the dividend rate on the equity securities included in the Underlying, interest and yield rates in the market generally, investors’ expectations with respect to the rate of inflation, geopolitical conditions and a variety of economic, financial, political, regulatory and judicial events that affect the equity securities included in the Underlying, and our creditworthiness, including actual or anticipated downgrades in our credit ratings. Some or all of these factors may influence the price that you will receive if you choose to sell your notes prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

The risks set forth in the section entitled “Product Risks” above are only intended as summaries of some of the risks relating to an investment in the notes. Prior to investing in the notes, you should, in particular, review the “Product Risks” above, the “Selected Risk Considerations” section in the applicable pricing supplement and the “Risk Factors” section of the product supplement, which set forth risks relating to an investment in the notes.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

 Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The product described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

 This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the notes and factors that you should consider before deciding to invest in the notes. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated July 23, 2012, Underlying Supplement dated March 23, 2012, Product Supplement No. JPM-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the notes and other considerations that are important in making a decision about investing in the notes. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at:

http://www.sec.gov/Archives/edgar/data/1053092/000095010312003709/dp31777_424b2-j277.htm

 You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.